SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

 (Amendment No. )

AMERAMEX INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

02356P100

(CUSIP Number of Class of Securities)

August 20, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)

☒	RULE 13d-1(c)

☐	RULE 13d-1(d)

CUSIP NO. 02356P100	Page 2 of 6

1)	Name Of Reporting Person Warren Lawrence Murphy
2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Citizenship Or Place Of Organization: Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power: 67,905,000
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power: 67,905,000
	8)	Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned By Each Reporting Person: 67,905,000
10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐ (See Instructions)
11)	Percent of Class Represented by Amount in Row (9): 9.0%*
12)	Type of Reporting Person (See Instructions) IN

__________

*Beneficial ownership percentage is based upon 753,415,879 shares of Common Stock, $0.001 par value per share, of Ameramex International, Inc., a Nevada corporation (the “Company”), issued and outstanding as of July 2, 2019, based on information reported by the Company in its Quarterly Report on Form 10-Q dated August 13, 2019, as filed with the SEC on August 14, 2019.

CUSIP NO. 02356P100	Page 3 of 6

ITEM 1(a). Name of Issuer:

Ameramex International, Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

3930 Esplanade

Chico, California 95973

ITEM 2(a). Names of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Warren Lawrence Murphy, a passive investor, with respect to the shares of Common Stock of the Company that he owns as reported in this Schedule 13G.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Persons is 12 Mezza Luna Court, Henderson, NV 89011.

ITEM 2(c). Citizenship:

Mr. Murphy is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share.

ITEM 2(e). CUSIP Number:

02356P100

CUSIP NO. 02356P100	Page 4 of 6

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

Warren Lawrence Murphy is a passive investor of the Company, who has sole voting and dispositive authority over the shares reported in this Schedule 13G.

(a)	Amount Beneficially Owned: 67,905,000 shares

(b)	Percent of class: 9.0%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 67,905,000 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 67,905,000 shares

(iv)	Shared power to dispose or to direct the disposition: 0

CUSIP NO. 02356P100	Page 5 of 6

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

CUSIP NO. 02356P100	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARREN LAWRENCE MURPHY

August 20, 2019	By:	/s/ Warren Lawrence Murphy
Warren Lawrence Murphy

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)